UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Minutes of the 203rd Board of Directors’ Meeting.” dated on November 7, 2011.

1. DATE, TIME AND LOCATION: November 7, 2011, at 12:00 p.m., exceptionally held in Av. Roque Petroni Junior, 1464 – 6th floor, Morumbi, São Paulo - SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board and Breno Rodrigo Pacheco de Oliveira, Secretary of the Meeting.

3. ATTENDANCE: The meeting was instated with the attendance of the Directors that sign this minute, having quorum set forth in the Bylaws. The Directors Fernando Abril Martorell Hernández and Luis Miguel Gilpérez López have been represented by Antonio Carlos Valente da Silva, by means of voting delegation. The Director Juan Carlos Ros Brugueras has participated of the meeting by videoconferencing from Madrid, Spain; the Director José Manuel Fernandez Norniella has participated by audioconferencing from Madrid, Spain; the Director Francisco Javier de Paz Mancho has participated by videoconferencing form New York, USA and Iñaki Urdangarin has participated by audioconferencing from Washington, DC, USA, pursuant provisions of clause 19, § 4 of the Bylaws. Also attending the meeting, the Chief Financial and Investor Relations Officer Gilmar Roberto Pereira Camurra and the Controller, Cristiane Barretos Sales.

4. RESOLUTIONS:

4.1 – Resignation of Board Members: The Board of Directors received and accepted the resignations of the Vice-Chairman of the Board, Mr. José Maria Alvarez Pallete López and of the Directors Guillermo José Fernandez Vidal, Luiz Miguel Gilpérez López, Miguel Angel Gutierrez Mendez, Antonio Pedro de Carvalho Viana Baptista and Juan Carlos Ros Brugueras. The Board members thanked the resigning Directors for their invaluable contribution to the organ and Company, wishing to all as well, the best votes of success.

4.2 – Election of Board Members to replace the resigning Directors: The Board of Directors has elected, to serve until the first General Shareholders’ Meeting under Article 150 of Law #6404/76 and as a complement of the term in course that will expire in the date of the General Shareholders’ Meeting in 2013, to the Director position: (i) Santiago Fernández Valbuena, Spanish, married, economist, bearer of passport #BB439524, resident and domiciled in Madrid, Spain, with business address at Ronda de la Comunicación s/n –Building O3 – Madrid 28050; (ii) Paulo César Pereira Teixeira, Brasilian, married, engineer, bearer of identity card RG #301.540.175-9, SSP/RS, regularly enrolled with the CPF/MF (Individual Taxpayer Registry) under #284.875.750-72, resident and domiciled in the capital of São Paulo State, with business address in this city at Avenida Roque Petroni Junior, 1464, 6th floor; (iii) Roberto Oliveira de Lima, Brasilian, divorced, business administrator, bearer of identity card RG #4.455.53-4, regularly enrolled with the CPF/MF (Individual Taxpayer Registry) under #860.196.518-00, resident and domiciled in São Paulo, with business address at Avenida Roque Petroni Junior, 1464, 6th floor; (iv) Antonio Gonçalves de Oliveira, Brasilian, married, sociologist, bearer of identity card RG #3.074.227-4, regularly enrolled with the CPF/MF (Individual Taxpayer Registry) under #050.148.678-04, resident and domiciled in São Paulo, with business address at Avenida Roque Petroni Junior, 1464, 6th floor; (v) Eduardo Navarro de Carvalho, Brasilian, single, engineer, bearer of identity card RG #M1.501.849 SSP/MG, regularly enrolled with the CPF/MF (Individual Taxpayer Registry) under #531.710.556-00, resident and domiciled in Madrid, Spain, with business address at Ronda de la Comunicación s/n – Building O3 –Madrid 28050.

It was registered that the mandate of the member resident and domiciled abroad will be conditioned to appoint a representative that resides in Brazil, under the terms of the 2nd paragraph of article 146 of the Corporate Law. In the opportunity was presented the curriculum of the members appointed, and was also informed that the members were not involved in legal impediments to exercise the Board of Director position and that were in condition of signing a declaration of disengagement according to paragraph 4 of the article 147 of Law #6404/76 and Article 2 of CVM´s Instruction 367 of May 29, 2002.

4.3 – Nomination of new Vice-Chairman of the Board: The Board of Directors appointed Mr. Santiago Fernández Valbuena for the position of Vice-Chairman of the Board, in accordance with the proposal presented by the Committee for Nominations, Compensation and Corporate Governance.

4.4 – New Committee composition of the Board of Directors: Due to the resignations and elections held in the Board of Directors it has been approved the new composition of the advisory Committees of the Board on matters of interest to the Company, as follows: (i) Audit and Control Committee: Directors Luis Javier Bastida Ibarguen (Chairman of the Committee), Eduardo Navarro de Carvalho and Antonio Gonçalves de Oliveira; (ii) Service Quality and Commercial Attention Committee: Directors Fernando Xavier Ferreira (Chairman of the Committee), Luciano Carvalho Ventura and Roberto Oliveira de Lima. The Committee for Nominations, Compensation and Corporate Governance remains with its composition unchanged: Directors José Fernando de Almansa Moreno-Barreda (Chairman of the Committee), Antonio Carlos Valente da Silva, Iñaki Urdangarín and José Manuel Fernandez Norniella.

5. CLOSING: As no matters were left to be discussed, the meeting was adjourned, of which these minutes were drawn up, read and approved, was signed by the presents.

Antonio Carlos Valente da Silva Chairman of the Board	Fernando Abril Martorell Hernández Represented by Antonio Carlos Valente da Silva, by means of voting delegation

Luiz Fernando Furlan	Fernando Xavier Ferreira
Iñaki Urdangarín Guillermo José Fernández Vidal	Francisco Javier de Paz Mancho Luiz Miguel Gilpérez López Represented by Antonio Carlos Valente da Silva, by means of voting delegation
José Fernando de Almansa Moreno Barreda	José Manuel Fernandez Norniella
Juan Carlos Ros Brugueras	Luciano Carvalho Ventura
Luis Javier Bastida Ibarguen	Miguel Angel Gutierrez Mendez
Narcis Serra Serra	Breno Rodrigo Pacheco de Oliveira Secretary of the Board

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	November 8, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director